Exhibit 99.57

APHRIA AND LIBERTY HEALTH SCIENCES ANNOUNCE DEFINITIVE AGREEMENT FOR SALE OF APHRIA’S INVESTMENT IN COPPERSTATE FARMS TO LIBERTY

LEAMINGTON and TORONTO, ON; February 2, 2018 — Aphria Inc. (TSX: APH or OTCQB: APHQF) (“Aphria”) and Liberty Health Sciences Inc. (CSE:LHS or OTCQB:LHSIF) (“Liberty”) jointly announce that they have entered into a definitive agreement (the “Agreement”) with respect to the sale (the “Transaction”) of Aphria’s subsidiary Aphria (Arizona) Inc. and its sole holdings being the minority membership interests in Copperstate Farms, LLC and Copperstate Farms Investors, LLC (collectively “Copperstate”) to Liberty for a purchase price of $20 million (“Purchase Price”).

“The sale of Copperstate is an important step in our continued efforts to work collaborately with the TSX and Canadian securities regulatory authorities regarding the divestiture of our direct investment in a US cannabis business,” said Vic Neufeld, Chief Executive Officer of Aphria. “We are assessing solutions that meet the needs of Aphria while protecting shareholder interests and maintaining shareholder value. On behalf of the Aphria team, I would like to acknowledge the great work being done by Copperstate to provide high-quality medical grade cannabis to Arizona patients. Liberty and its strong management team will be a great partner for Copperstate moving forward.

Copperstate owns approximately 1.7 million square feet of greenhouses in Snowflake, Arizona of which approximately 348,000 square feet are in production of medical cannabis.

“This acquisition further demonstrates Liberty’s commitment to expanding its leadership position in the U.S. medical cannabis industry” said George Scorsis, Director and CEO of Liberty. “The Copperstate team has strong operational expertise and we look forward to a productive collaboration to enhance the experience of Arizona patients”.

An independent special committee (the “Aphria Committee”) of the board of directors of Aphria (the “Aphria Board”) received an opinion from Haywood Securities Inc., independent financial advisors to Aphria, that as of January 31, 2018, and subject to the assumptions, limitations and qualifications on which such opinions are based, the Purchase Price for the Transaction is fair from a financial point of view. The Aphria Committee unanimously recommended the approval of the Transaction to the Aphria Board. Subsequently, the Transaction and the entering into of the Agreement were unanimously approved by the Aphria Board.

In conjunction with the Transaction, an independent special committee (the “Liberty Committee”) of the Board of Directors of Liberty (the “Liberty Board”), received an opinion from Clarus Securities Inc., its independent financial advisor, that as of January 31, 2018, and subject to the assumptions, limitations and qualifications on which such opinions are based, the Purchase Price for the Transaction is fair from a financial point of view. The Liberty Committee unanimously recommended the approval of the Transaction to the Liberty Board. Subsequently, the Transaction and the entering into of the Agreement were unanimously approved by the Liberty Board.

The Transaction is subject to customary conditions of closing, including the satisfaction or waiver of a right of first offer in favour of existing Copperstate investors. The Transaction is expected to close in the second quarter.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. We are committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit www.aphria.ca

About Liberty Health Sciences Inc.

Liberty Health Sciences Inc. (“Liberty”) is an investor and operator in the medical cannabis market, capitalizing on new and existing opportunities in U.S. states where medical cannabis is legal. Liberty’s stringent investment criteria for expansion maximizes returns to shareholders, while focusing on significant near and mid-term opportunities. Liberty has an extensive background in highly regulated industries, with expertise in becoming a low-cost producer. Liberty leverages commercial greenhouse knowledge to deliver high-quality, clean and safe pharmaceutical grade cannabis to patients.

For more information, visit www.libertyhealthsciences.com

For Canadian media inquiries, please contact:

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

For U.S. media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “believe”, “plan”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, expectations related to the proposed transaction between Aphria and Liberty for Copperstate. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada and the United States generally, income tax and regulatory matters; the ability of Aphria or Liberty to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.